UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 3   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


1.      Name and Address of Reporting Person
        James Michael Wilson
        222 Smallwood Village Center
        St. Charles, MD  20602

2.      Date of Event Requiring Statement (Month/Day/Year)
        10/5/98

3.      I.R.S. or Social Security Number of Reporting Person (Voluntary)

4.      Issuer Name and Ticker or Trading Symbol
        American Community Properties Trust (APO)

5.      Relationship of Reporting Person to Issuer (Check all applicable)
        [ ] Director [ ] 10% Owner [X] Officer (give title below) [X] Other
        (specify below)   Chairman and Chief Executive Officer, Trustee

6.      If Amendment, Date of Original (Month/Day/Year)

Table I   Non-Derivative Securities Beneficially Owned
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1. Title of Security                    2. Amount of            3.
Ownership Form:      4. Nature of Indirect
                                           Securities              Direct
(D) or           Beneficial Ownership
                                           Beneficially Owned      Indirect
(I)
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------------------------------------
Common Stock                             86,397                  D

Common Stock                            254,695                  I
           Director of Interstate

           Business Corporation

Common Stock                            186,655                  I
           Director of Wilson

           Securities Corporation

Common Stock                              3,523                  I
           General Partner of

           Wilson Family Limited

           Partnership



Table II  Derivative Securities Beneficially Owned
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1. Title of Derivative Security  2. Date Exercisable  3. Title and Amount
of      4. Conver-  5. Ownership  6. Nature of
                                 and Expiration Date  Securities Underlying
     sion or     Form of       Indirect
                                 (Month/Day/Year)     Derivative Security
     Exercise    Derivative    Beneficial

     Price of    Security      Ownership
                                 Date     Expira-
Amount or   Deri-       Direct(D)
                                 Exer-    tion
Number of   vative      or
                                 cisable  Date        Title
Shares      Security    Indirect(I)
---------------------------------------------------------------------------
------------------------------------------------



Explanation of Responses:

SIGNATURE OF REPORTING PERSON

/s/  James Michael Wilson
-----------------------------

DATE:  October 7, 1998